Filed Pursuant to Rule 433

Registration No. 333-157782

Dated March 10, 2009

IAMGOLD Corporation

Terms of Offering

Cdn$300,125,000 Overnight Marketed Public Offering

Issue of 34,300,000 Common Shares

Issuer:	IAMGOLD Corporation (the “Company”).

Issue:	34,300,000 common shares in the capital of the Company (the “Common Shares”). (39,445,000 assuming the Over-Allotment Option (as defined below) is exercised in full).

Issue Price:	Cdn$8.75 per Common Share

Gross Proceeds:	Approximately Cdn$300,125,000 (Cdn$345,143,750 assuming the Over-Allotment Option is exercised in full).

Type of Transaction:	Overnight marketed public offering in Canada and the United States (the “Marketed Offering”).

Over-Allotment Option:

The Company will grant the Underwriters an option to purchase for resale additional Common Shares to raise additional gross proceeds of up to 15% of the Offering (the “Over-Allotment Option” and together with the Marketed Offering, the “Offering”) exercisable in whole or in part, at any time and from time to time, for a period of up to 30 days after the Closing Date to cover over-allotments, if any.

Offering Jurisdictions:

The Common Shares will be offered by way of a short form prospectus in all of the provinces and territories of Canada, except Quebec, and will be registered in the United States pursuant to a registration statement filed under the multi-jurisdictional disclosure system, and may also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions.

Use of Proceeds:

The net proceeds from the Offering are expected to fund the construction and development of the Company’s Essakane Project (replacing all or substantially all of the previously proposed Essakane project debt facility and related gold hedging requirements) and the balance to fund capital expenditures at the Company’s other properties and for general corporate purposes including future acquisition opportunities.

Listing:	The Common Shares are to be listed on the Toronto Stock Exchange and the New York Stock Exchange, as applicable.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs and DPSPs as Canadian content.

Commission:	4.0% of the gross proceeds of the Offering.

Closing Date:	March 26, 2009 or such earlier or later date as may be agreed upon.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Amy Patel at Canaccord Capital Corporation toll-free at 1-800-663-1899 or Paula Kourian at TD Securities Inc. at 1-212-827-7316.